UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Translation of registrant's name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SodaStream International Ltd. (the "Company") hereby announces that the shareholders approved all of the proposals brought before the Annual General Meeting of Shareholders, held on December 20, 2012 and accordingly, the shareholders resolved the following:

1.	to approve and ratify the changes of salary and fringe benefits to Mr. Daniel Birnbaum, the Company's Chief Executive Officer ("CEO") and member of the Board of Directors, all as provided in the proxy statement submitted by the Company on November 15, 2012 ("Proxy Statement").
2.	to approve and ratify an annual bonus to the Company’s CEO and member of the Board of Directors for the year 2011 in the amount of $100,000, for his contribution to the Company’s results and achievements in 2011.
3.	to approve and ratify an annual bonus to the Company’s CEO and member of the Board of Directors for the year 2012 in an amount equal to 12 months of the CEO’s monthly gross salary at the time of payment, if the Company has achieved, at least, the target revenues and target EBITDA that were set in the 2012 Annual Budget as previously approved by the Board of Directors, all as provided in the Proxy Statement.
4.	to approve and ratify an annual bonus plan for 2013 and thereafter to the Company’s CEO and member of the Board of Directors, as provided in the Proxy Statement.
5.	to approve and ratify the Long Term Incentive Plan for the CEO and member of the Board of Directors, all as provided in the Proxy Statement.
6.	to approve the increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Stock Option Plan by 900,000 ordinary shares, all as provided in the Proxy Statement.
7.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor for the year ending December 31, 2012 and until the 2013 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their annual compensation.

11,170,614 shares, representing approximately 54.74% of the shares outstanding as of the record date, were voted at the meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: December 20, 2012	By:	/s/ Eyal Shohat
	Name:	Eyal Shohat
	Title:	Chief Legal Officer

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